November 4, 2005

Scott Dockter
Chief Executive Officer
NewGold, Inc.
P.O. Box 1626
Shingle Springs, CA 95682

> RE: NewGold, Inc.
> Form 10-KSB for the Fiscal Year Ended January 31, 2005
> File No. 000-20722

Dear Mr. Dockter:

We have reviewed your filing and have the following comments. We have limited our review to only financial statements and related disclosures and do not intend to expand our review to other portions of your document. Where indicated, we think you should revise your document in response to these comments and comply with the remaining comments in all future filings. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-KSB for the Fiscal Year Ended January 31, 2005

Item 6. Management's Discussion and Analysis or Plan of Operation

Liquidity and Capital Resource, page 18

1. We note in your last paragraph within this section that "to date, Newgold's President has paid substantially all of your expenses since restarting business in February 2003." Please confirm that all expense incurred by Newgold's President on your behalf have been included in your financial statements. If not, please revise to reflect such expenses with a corresponding credit to capital contribution (additional paid-in-capital) in your financial statements. In this regard, we note from the disclosure in Item 11 - page 31, that Messr. Dockter is a principal shareholder with a 13.5% beneficial ownership in the company. Refer to the guidance in Topic 5T of the Staff Accounting Bulletins (or SAB 79), accordingly.

Index to Financial Statements

Consolidated Financial Statements

2. From the guidance in paragraph 8(b) of SFAS 7, a company is in the development stage if "planned principal operations have commenced but there has been no significant revenue therefrom." Therefore, as your financial statements reflect no revenues being generated, you are considered a development stage company. Please revise your consolidated financial statements to provide the additional information required by paragraph 11 and 12 of SFAS No. 7. In addition, the auditor's report should report on the cumulative information and identify the company as a development stage enterprise. Please revise accordingly.

Note 3. Summary of Significant Accounting Policies

Deferred Reclamation Costs, page F-9
Reclamation Costs, F-10

3. We note your disclosure were you state that "the reclamation cost will be allocated to expense over the life of the related assets." Please tell us and disclose the method used by you to amortize the assets retirement cost associated with your reclamation obligations. If you do not use the units-of-production method based on estimated proven and probable ore reserves, please explain to us in detail why your method is preferable, supported with the associated accounting literature. We also note that you disclose your accounting policy prior to adoption of SFAS No. 143 and your amended Form 10-K for the fiscal year ended January 31, 2004 does not include the disclosure requirements in paragraph 26 of SFAS No. 143, upon your initial adoption of SFAS No.143. In this regard, please tell us

the date that SFAS No. 143 was adopted by you. Additionally, provide us with and include the disclosure requirements in paragraph 26 of SFAS No. 143. Also tell us where you included the cumulative effects of initially applying SFAS No. 143 in your statement of operations for the fiscal year ended January 31, 2003 and confirm that you complied with the guidance in paragraph 25 and 26 of SFAS No. 143 in determining your financial statement effects upon your initial adoption of SFAS No. 143.

Note 7. Commitments and Contingencies

Litigation, page F-16

4. We note from your disclosure that the company is currently "negotiating a settlement with Mr. Wong." To the extent that you are exposed to material losses in excess of the amounts for which accruals have been established, please revise the notes to your financial statements to include a discussion of the pending matters and the potential range of losses to which you are exposed in connection with this matter. Refer to the guidance outlined in paragraphs 9 and 10 of SFAS No. 5 and SAB Topic 5: Y, Question 2. If no estimate of these amounts can be made, please explain why and state this in your revised disclosure. Also, disclose the amounts of any accruals that have been established as required by paragraph 9 of SFAS No.5.

As appropriate, please amend your filing and respond to these comments within 20 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

·   the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Jeff Jaramillo at (202) 551-3212 or Joe Foti, Senior Assistant Chief Accountant, at (202) 551-3816 if you have questions regarding comments on the financial statements and related matters. Please contact Max Webb, Assistant Director, at (202) 551-3755 with any other questions.

Sincerely,

Joe Foti
Senior Assistant Chief Accountant

Via facsimile: James Kluber, Chief Financial Officer